As filed with the Securities and Exchange Commission on June 8, 2001

                                                 Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     [X]
         Pre-Effective Amendment No. ____                                   [ ]
         Post-Effective Amendment No. ____                                  [ ]
                                       and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940             [X]
         Amendment No. _____                                                [ ]
                                 ---------------
                         The American Separate Account 5
                           (Exact name of Registrant)

                 The American Life Insurance Company of New York
                               (Name of Depositor)
                                 ---------------
                          435 Hudson Street, 2nd Floor
                            New York, New York 10014
              (Address of Depositor's Principal Executive Offices)
                                 (800) 853-1969
               (Depositor's Telephone Number including Area Code)
                                 ---------------

Name and Address of Agent for Service:         Copy to:

John R. McGeeney, Esq.                         Michael Berenson, Esq.
Craig A. Hawley, Esq.                          Christopher D. Menconi, Esq.
Inviva, Inc.                                   Morgan Lewis & Bockius LLP
300 Distillery Commons, Suite 300              1800 M Street,  N.W.
Louisville, KY  40206                          Washington, DC 20036
                                 ---------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:
[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on (date) pursuant to paragraph (a) of Rule 485

Title of Securities Being Registered: Flexible Premium Deferred Annuity
Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             [SUBJECT TO COMPLETION]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
--------------------------------------------------------------------------------

                     VARIABLE ACCUMULATION ANNUITY CONTRACTS

                   FLEXIBLE PREMIUM DEFERRED ANNUITY CONTRACTS

                                    ISSUED BY

                 THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
             435 HUDSON STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014

                                     THROUGH
                         THE AMERICAN SEPARATE ACCOUNT 5
--------------------------------------------------------------------------------

THE CONTRACTS - This Prospectus describes individual and group flexible premium deferred annuity contracts (CONTRACTS), which are available SOLELY through our website at the following Internet address: http://www.americanlifeny.com (WEBSITE).

    THERE ARE NO SALES CHARGES, WITHDRAWAL FEES, OR INSURANCE CHARGES ON ANY
                                    CONTRACT.

      ALL DOCUMENTS AND REPORTS RELATING TO YOUR CONTRACT ARE ONLY PROVIDED ELECTRONICALLY. PAPER VERSIONS OF THESE DOCUMENTS WILL NOT BE SENT. OF COURSE,
   YOU CAN PRINT OUT ANY DOCUMENT WE MAKE AVAILABLE OR TRANSMIT TO YOU, AND WE
     ENCOURAGE YOU TO DO SO. IF IT BECOMES IMPORTANT TO YOU TO RECEIVE PAPER DOCUMENTS AND REPORTS DIRECTLY FROM US, YOU SHOULD CONSIDER WHETHER THIS
   CONTRACT REMAINS APPROPRIATE FOR YOU, OR WHETHER YOU SHOULD EXCHANGE IT FOR AN ANNUITY CONTRACT THAT PROVIDES PRINTED MATERIALS. THERE IS NO FEE OR CHARGE
                           TO EXCHANGE YOUR CONTRACT.

YOUR CONTRIBUTIONS - You may make Contributions in the amounts and at the frequency you choose (subject to certain minimums).

A Contract can help you accumulate funds for retirement and other long-term financial needs. You may apply the amount you have accumulated to provide Annuity Payments that begin at a future date.

INVESTMENT OPTIONS FOR YOUR ACCOUNT BALANCE - You may allocate your Account Balance to any of the Subaccounts of The American Separate Account 5 (the SEPARATE ACCOUNT) or to our

General Account. You may transfer all or any part of your Account Balance among the available Subaccounts and the General Account at any time, without charge. The Subaccounts invest in the following funds or portfolios of mutual funds (the UNDERLYING FUNDS). The prospectuses for the Underlying Funds describe the investment objectives, policies and risks of each of the Underlying Funds. YOU CAN VIEW THE CURRENT PROSPECTUS OF EACH UNDERLYING FUND AT OUR WEBSITE.

                       INVESCO VIF - Blue Chip Growth Fund

                           INVESCO VIF - Dynamics Fund

                        INVESCO VIF - Equity Income Fund

                      INVESCO VIF - Financial Services Fund

                       INVESCO VIF - Health Sciences Fund

                          INVESCO VIF - High Yield Fund

                        INVESCO VIF - Market Neutral Fund

                   INVESCO VIF - Real Estate Opportunity Fund

                     INVESCO VIF - Small Company Growth Fund

                          INVESCO VIF - Technology Fund

                      INVESCO VIF - Telecommunications Fund

                         INVESCO VIF - Total Return Fund

                          INVESCO VIF - Utilities Fund

WE DO NOT GUARANTEE THE INVESTMENT PERFORMANCE OF ANY SUBACCOUNT. You have the entire investment risk, including the risk of a decline in value, for amounts you allocate to any Subaccount. The value of your Contributions to the Subaccounts will reflect the performance of the Underlying Funds.

We pay a fixed rate of interest on your Account Balance in our General Account, and we may change the rate from time to time. This Prospectus describes the Separate Account and its Subaccounts, but there is a brief description of the General Account under the heading "Our General Account".

STATEMENT OF ADDITIONAL INFORMATION - A Registration Statement relating to the Contracts, which includes a Statement of Additional Information (an SAI) dated ____________, 2001, has been filed with the Securities and Exchange Commission (COMMISSION). The SAI is incorporated into this Prospectus by reference. The SAI's table of contents appears at the end of this Prospectus. You may view the SAI at our Website or by visiting the Commission's website at www.sec.gov.

PROSPECTUSES - This Prospectus contains information about the Contracts that you should know before investing. You should read this Prospectus before you purchase a Contract, and you should keep it for future reference. You should also read the current Underlying Fund prospectuses, which can be viewed at our Website.

THE CONTRACTS ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, NOR DOES THE FDIC INSURE THEM. THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DATED: _____________, 2001

TABLE OF CONTENTS

Table of Annual Expenses
         Examples
         Accumulation Unit Values for the Subaccounts

Summary
About American Life and the Separate Account
         Our Separate Account

Underlying Funds in which Our Separate Account Invests

Charges You Will Pay
         No Sales Charges or Withdrawal Fees
         No Separate Account and Insurance Charges
         Expenses of the Underlying Funds
         Premium Taxes
         Income Taxes

Who May Purchase a Contract and Make Contributions
         Purchase of a Contract; Participation
         Payment of Contributions
         Systematic Contributions
         Allocation of Contributions

How to Contact Us and Give Us Instructions
         Contacting American Life
         Security of Electronic Communications with Us
         Confirmation Statements to Owners

Your Account Balance in the Subaccounts
         Accumulation Units in Subaccounts
         Calculation of Accumulation Unit Values
         Accumulation Unit Values for Transactions

Transfers of Account Balance

Our Payment of Account Balance to You or a Beneficiary
         Your Right to Make Withdrawals, including by Specified Payments How to Tell Us an Amount to Transfer or Withdraw
         Death Benefit Prior to Annuity Commencement Date
         Termination of a Contract
         When We May Postpone Payments

You May Obtain an Annuity with Your Account Balance

         Amount of Annuity Payments
         Annuity Commencement Date
         Available Forms of Annuity
         Death Benefit After Annuity Commencement Date
         Lump Sum for Small Annuity Payments

Our General Account
         Scope of Prospectus
         General Description
         Transfers and Withdrawals

Administrative Matters
         Designation of Beneficiary
         Miscellaneous Contract Provisions

Federal Tax Information

Your Voting Rights for Meetings of the Underlying Funds

Funding and Other Changes We May Make

Performance Information for the Subaccounts

Definitions We Use in this Prospectus

Our Statement of Additional Information
         Table of Contents of the Statement of Additional Information How to View the Statement of Additional Information

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE WE MAY NOT LAWFULLY OFFER THE CONTRACTS FOR SALE. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE CONTRACTS OTHER THAN THOSE IN THIS PROSPECTUS. A PROSPECTIVE PURCHASER WHO RECEIVES UNAUTHORIZED INFORMATION OR REPRESENTATIONS MUST NOT RELY ON THEM TO MAKE ANY PURCHASE DECISION.

--------------------------------------------------------------------------------
                        TABLE OF ANNUAL FEES AND EXPENSES
--------------------------------------------------------------------------------

There are no sales charges, withdrawal fees, separate account or insurance "mortality and expense risk" charges deducted from your Contract.

Investment management and other expenses are deducted from amounts that the Separate Account invests in the Underlying Funds. The management fees of an Underlying Fund cannot be increased without the consent of its shareholders.

CONTRACTOWNER TRANSACTION EXPENSES
---------------------------------
Sales Load Imposed on Purchases                           None
Deferred Sales Load                                       None
Surrender Fee                                             None
Transfer Fee                                              None

ANNUAL CONTRACT FEE                                       None


SEPARATE ACCOUNT ANNUAL EXPENSES
--------------------------------
(as a percentage of average net assets)

Mortality and Expense Risk Charge                         None
Account Fees and Expenses                                 None

Total Separate Account Expenses                           None

UNDERLYING FUND ANNUAL EXPENSES AFTER WAIVERS/REIMBURSEMENTS
------------------------------------------------------------
(as a percentage of average net assets)

UNDERLYING FUND            MANAGEMENT FEE  OTHER EXPENSES     TOTAL ANNUAL EXPENSES
---------------            --------------  --------------     ---------------------
INVESCO VIF Funds:
Blue Chip Growth Fund
Dynamics Fund
Equity Income Fund
Financial Services Fund                     [TO BE COMPLETED BY AMENDMENT]
Health Sciences Fund
High Yield Fund
Market Neutral Fund
Real Estate Opportunity Fund
Small Company  Growth Fund
Technology Fund
Telecommunications Fund
Total Return Fund
Utilities Fund

EXAMPLES
--------------------------------------------------------------------------------

The examples below show the expenses that you would pay, assuming a $1,000 investment and a 5% annual rate of return on assets. We do not impose a surrender charge when you make a withdrawal of Account Balance. As a result, the expenses would be the same whether or not you surrender the Account Balance or commence Annuity Payments at the end of the applicable time period.

SUBACCOUNT                           1 YEAR    3 YEARS  5 YEARS  10 YEARS
----------                           ------    -------  -------  --------
INVESCO VIF Subaccounts:

Blue Chip Growth
Dynamics
Equity Income
Financial Services
Health Sciences                             [TO BE COMPLETED BY AMENDMENT]
High Yield
Market Neutral
Real Estate Opportunity
Small Company  Growth
Technology
Telecommunications
Total Return Fund
Utilities Fund

These examples are to assist you in understanding the various costs and expenses that you will pay, directly or indirectly, under a Contract. Because there are no fees or charges associated with the Contract or the Separate Account, the examples reflect only the expenses of the Underlying Funds, as they were for the year ended December 31, 2000. Actual expenses for periods after 2000 may be greater or less than the expenses on which we based the examples.

We assumed a 5% annual rate of return in the examples for illustration purposes. The 5% rate does not represent and is not a guarantee of the Subaccounts' past or future investment performance. The expenses shown do not include any premium taxes that may be payable.

ACCUMULATION UNIT VALUES FOR THE SUBACCOUNTS
--------------------------------------------------------------------------------

As of the date of this Prospectus, the Separate Account had no Accumulation Unit value information to report because it had not commenced operations. In the future, this Prospectus will contain information about the Accumulation Unit values of each of the Subaccounts. Accumulation Unit values reflect, among other things, the investment performance and expenses of the Underlying Funds.

--------------------------------------------------------------------------------
                                     SUMMARY
--------------------------------------------------------------------------------

The references in this Summary direct you to particular sections in the Prospectus where you will find more detailed explanations. You will find definitions at the end of this Prospectus under "Definitions We Use in This Prospectus."

OUR CONTRACTS
--------------------------------------------------------------------------------
A Contract allows you to accumulate assets for retirement. If you are an individual (not a corporation, for example), you make Contributions to a Contract with "after-tax" dollars. In other words, you may not deduct or exclude the amount of the Contributions from your income for Federal income tax purposes. If you are an individual, you do not pay Federal taxes on the earnings on Contributions to a Contract until you begin to receive Annuity Payments or otherwise withdraw all or a portion of your Account Balance, in most circumstances. Refer to "Federal Tax Information".

IMPORTANT INFORMATION CONCERNING DOCUMENTATION RELATING TO THE CONTRACT
--------------------------------------------------------------------------------
Current Prospectuses and all required reports for the Contract and the Underlying Funds will be e-mailed to you and will be available on our Website for viewing and printing as well. Transaction confirmations, periodic account statements and other personal correspondence will be transmitted electronically to your Personal File for viewing and printing. Your Personal File is an electronic "folder" that we maintain at our Website. You establish your Personal File at the time you apply to purchase the Contract. You will be notified by e-mail whenever updated prospectuses, materials or reports become available, or when confirmations, notices, statements, reports, correspondence or other personal information is placed in your Personal File.

If you have questions about your Contract, you should first consult the "Frequently Asked Questions" section of our Website. If we have not answered your question there, you can either go to our Website and click on "Contact Us" for secure online correspondence or you can e-mail us at service@americanlifeny.com and we will answer as promptly as we can.

CONTRIBUTIONS DURING THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------

You may make Contributions at whatever times you select.

MINIMUM REQUIRED. The minimum initial Contribution is $50,000 and the minimum additional Contribution is $100. We reserve the right to change these minimums.

HOW TO MAKE CONTRIBUTIONS. You may make Contributions directly to us by check through the mail, electronic funds transfer from your account or online check.

LIMITS ON AMOUNTS. We limit the total amount of Contributions that you may make to a Contract to $1,000,000 but we reserve the right to accept higher amounts. We will not accept Contributions on or after your 91st birthday.

SYSTEMATIC CONTRIBUTIONS. Our Systematic Contributions program allows you to pre-authorize monthly or quarterly withdrawals from your checking account to make your Contributions. Whether you choose monthly or quarterly withdrawals, the minimum amount for each Systematic Contribution is $100.

INVESTMENT OPTIONS FOR YOUR ACCOUNT BALANCE
--------------------------------------------------------------------------------

You may allocate Contributions among one or more of the Subaccounts and the General Account, change your allocation instructions at any time for future Contributions, and transfer all or part of your Account Balance among the available Subaccounts and the General Account at any time.

THE GENERAL ACCOUNT. We pay interest on the portion of your Account Balance you allocate to our General Account, at an effective annual rate of at least 3%. In our discretion, we may change the current rate of interest from time to time. We have the full investment risk for amounts you allocate to the General Account.

This Prospectus serves as a disclosure document for the Separate Account under the Contracts. You may refer to "Our General Account" for a brief description of the General Account.

THE SEPARATE ACCOUNT. The Separate Account has Subaccounts. The name of each Subaccount corresponds to the name of its Underlying Fund. When you allocate Contributions or transfer Account Balance to a Subaccount, the Subaccount purchases shares in its Underlying Fund. A Subaccount is called a "variable option", because you have the investment risk that your Account Balance in the Separate Account will increase or decrease based on the investment performance of the Underlying Fund.

UNDERLYING FUNDS INVESTED IN BY THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Subaccounts currently invest in 13 Underlying Funds, which have different investment objectives, investment policies and risks. You should refer to "Underlying Funds in which Our Separate Account Invests" for more information about the Underlying Funds' investment objectives, and to the prospectuses of the Underlying Funds, which can be viewed at our Website.

CHARGES UNDER THE CONTRACTS
--------------------------------------------------------------------------------

NO SALES CHARGES OR WITHDRAWAL FEES. We do not deduct any sales charge when you make a Contribution to the Contract, nor do we deduct surrender charges or withdrawal fees when you withdraw amounts from the Contract. However, if you are not 59 1/2 , Federal tax penalties may apply to the taxable portion of amounts withdrawn or distributed.

NO SEPARATE ACCOUNT OR INSURANCE CHARGES. There are no separate account or insurance "mortality and expense risk" charges deducted from the Contract.

PREMIUM TAXES. We reserve the right to deduct from Contributions any applicable state premium taxes.

EXPENSES OF THE UNDERLYING FUNDS. A Subaccount's value is based on the shares of the Underlying Fund it owns. As a result, the investment management fees and other expenses the Underlying Funds pay will impact the value of the Subaccounts. At our Website, you can view each Underlying Fund's prospectus, which contains a complete description of expenses and deductions from the Underlying Fund's assets.

TRANSFERS AND WITHDRAWALS OF ACCOUNT BALANCE
--------------------------------------------------------------------------------

During the Accumulation Period, you may transfer all or a portion of your Account Balance among the Subaccounts and the General Account. Refer to "Our Payment of Account Balance to You or a Beneficiary -- Your Right to Transfer Among Subaccounts and the General Account".

During the Accumulation Period, you may withdraw all or a portion of your Account Balance. We may take up to seven days following receipt of your withdrawal request to process the request and pay the proceeds via electronic funds transfer (EFT) to your account or by paper check. Refer to "Our Payment of Account Balance to You or a Beneficiary -- Your Right to Make Withdrawals, including by Specified Payments".

You may have taxable income upon any withdrawal of your Account Balance. You will be taxed at ordinary income tax rates on the amount withdrawn, to the extent there is gain in your Contract. The taxable portion of withdrawals may be subject to a 10% tax penalty. The tax penalty is not due if you have reached the age of 59 1/2, are disabled or in certain other circumstances. Refer to "Federal Tax Information".

OUR SPECIFIED PAYMENTS OPTION. You may instruct us to withdraw a certain amount (at least $100) each month from the Subaccounts you name and/or the General Account. You must be age 59 1/2 or older to elect this Option.

HOW TO MAKE ALLOCATION CHANGES, TRANSFERS AND WITHDRAWALS
--------------------------------------------------------------------------------

All allocation changes, transfers and withdrawals must be made through our Website.

CONFIRMATION STATEMENTS. We will send confirmation statements (which may be your quarterly statements) for your allocation changes and for your Contributions, transfers of Account Balance and withdrawals of Account Balance to your Personal File. We will notify you by e-mail when we place information in your Personal File. You must promptly notify us of any error in a confirmation statement, or you will give up your right to have us correct the error. Refer to "How to Contact Us and Give Us Instructions -- Confirmation Statements to Owners".

ANNUITANTS AND BENEFICIARIES
--------------------------------------------------------------------------------

Under the Contract, you may be the Annuitant or may name another person as the Annuitant, and you may not change the Annuitant once you have named the Annuitant. When a Beneficiary elects to receive a death benefit due in the form of an annuity, the Beneficiary may be the Annuitant or may name another person as the Annuitant. You or a Beneficiary also may name a joint Annuitant.

You may designate a Beneficiary or Beneficiaries to receive any death benefit due during the Accumulation Period or to receive any remaining payments (or their commuted value) due during the Annuity Period. You may change the Beneficiary by executing and sending to us the online "Change of Beneficiary" form, which can be found at our Website. Refer to "Administrative Matters Under the Contracts -- Designation of Beneficiary".

DEATH BENEFITS DURING THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------

If you die before the Annuity Commencement Date, we will pay a death benefit to your Beneficiary. If you are not the Annuitant, we will pay the death benefit upon the first to occur of your death and the Annuitant's death.

The death benefit amount will be your Account Balance as of the date we receive proof of your death (or the death of the Annuitant) and the election of the Beneficiary(ies) telling us how we should pay the death benefit. The Beneficiary selects the form of death benefit, which may be a lump sum, a form of annuity or fixed payments. If your Eligible Spouse is the Beneficiary and the death benefit is due upon your death, your surviving spouse may be able to continue the Contract instead of receiving a death benefit. Refer to "Our Payment of Account Balance to You or a Beneficiary -- Death Benefit Prior to Annuity Commencement Date".

ANNUITY COMMENCEMENT DATE AND AMOUNT OF ANNUITY PAYMENT
--------------------------------------------------------------------------------

You may select the Annuity Commencement Date. Annuity Payments will be fixed at the same amount and will be based on your Account Balance at the Annuity Commencement Date and the form of annuity you select. Each Contract contains tables of annuity purchase rates. We guarantee that the amount of the Annuity Payments, for the form of annuity you select, will never be less favorable than the guaranteed rate in the Contract. Refer to "You May Obtain an Annuity with Your Account Balance". You may choose to make withdrawals of your Account Balance instead of electing to receive Annuity Payments.

FORMS OF ANNUITY AVAILABLE. We offer several forms of annuity, some of which have guaranteed minimum time periods for payments. If an Annuitant (and contingent Annuitant if a joint and survivor annuity) dies before the minimum period has ended, the Beneficiary will receive the remaining Annuity Payments due. A life annuity protects an Annuitant from outliving the annuity payment period, because the payments continue for the life of the Annuitant. You may select the annuity form when you designate the Annuity Commencement Date. Refer to "You May Obtain an Annuity with Your Account Balance -- Available Forms of Annuity".

CANCELLATION RIGHT
--------------------------------------------------------------------------------

You may surrender a Contract for cancellation within ten days after we have placed the Contract in your Personal File (or a longer period if your state requires it). We will refund all Contributions you allocated to the General Account, plus your Account Balance allocated to the Separate Account on the surrender date, unless your state requires that all Contributions to the Contract be refunded.

--------------------------------------------------------------------------------
                  ABOUT AMERICAN LIFE AND THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

We are a life insurance company organized in 1955 under the laws of the State of New York. We are authorized to transact business in 50 states, the District of Columbia and the United States Virgin Islands. Our home office is located at 435 Hudson Street, 2nd Floor, New York, New York 10014. As of March 31, 2001, we had total assets of approximately $125 million.

Inviva, Inc., a Delaware corporation, is our parent company. Inviva, Inc., through Inviva, LLC, is controlled by David Smilow and Tracey Hecht.

Our operations as a life insurance company are reviewed periodically by various independent rating agencies. These agencies, such as A.M. Best Company, Standard & Poor's Insurance Rating Service and Duff & Phelps Credit Rating Company, publish their ratings. From time to time we reprint and distribute the rating reports in whole or in part, or summaries of them, to the public. The ratings concern our operation as a life insurance company and do not imply any guarantees of performance of the Separate Account.

OUR SEPARATE ACCOUNT
--------------------------------------------------------------------------------

We established the Separate Account under a resolution of our Board of Directors adopted on May 4, 2001. The Separate Account is registered with the Commission as a unit investment trust under the Investment Company Act of 1940 (1940 ACT). The Commission does not supervise the management or investment practices or policies of the Separate Account or American Life. The 1940 Act, however, does regulate certain actions by the Separate Account.

We divide the Separate Account into distinct Subaccounts. Each Subaccount invests its assets in an Underlying Fund, and the name of each Subaccount reflects the name of the corresponding Underlying Fund.

The assets of the Separate Account are our property. The Separate Account assets attributable to Owners' Account Balances and any other annuity contracts funded through the Separate Account cannot be charged with liabilities from other businesses that we conduct. The income, capital gains and capital losses of each Subaccount are credited to, or charged against, the net assets held in that Subaccount. We separately determine each Subaccount's net assets, without regard to the income, capital gains and capital losses from any other Subaccount or from any other business that we conduct.

The Separate Account and American Life are subject to supervision and regulation by the Superintendent of Insurance of the State of New York, and by the insurance regulatory authorities of each state.

--------------------------------------------------------------------------------
             UNDERLYING FUNDS IN WHICH OUR SEPARATE ACCOUNT INVESTS
--------------------------------------------------------------------------------

Below are summaries of the Underlying Funds' investment objectives and certain investment policies. The Underlying Funds sell their shares to the separate accounts of insurance companies and do not offer them for sale to the general public.

You will find more detailed information about the Underlying Funds in their current prospectuses. You can view the current prospectus of each Underlying Fund at our Website. You should read each prospectus for a complete evaluation of the Underlying Funds, their investment objectives, principal investment strategies and the risks related to those strategies.

INVESCO VIF - BLUE CHIP GROWTH FUND

The Fund seeks to make an investment grow. It also seeks current income. The Fund is actively managed. It invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in common stocks of large companies that, at the time of purchase, have market capitalizations of more than $15 billion and that have a history of consistent earnings growth regardless of business cycles.

INVESCO VIF - DYNAMICS FUND

The Fund seeks to make an investment grow. It is actively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in common stocks of mid-sized companies -- those with market capitalizations between $2 billion and $15 billion at the time of purchase -- but also has the flexibility to invest in other types of securities, including preferred stocks, convertible securities and bonds. The core of the Fund's portfolio is invested in securities of established companies that are leaders in attractive growth markets with a history of strong returns. The remainder of the portfolio is invested in securities of companies that show accelerating growth, driven by product cycles, favorable industry or sector conditions and other factors that the investment adviser believes will lead to rapid sales or earnings growth.

INVESCO VIF - EQUITY INCOME FUND

The Fund seeks to provide a high total return through both growth and current income. It is actively managed. The Fund invests in a mix of equity securities and debt securities, as well as in options and other investments whose value is based on the values of these securities. Often, but not always, when stock markets are up, debt markets are down, and vice versa. By investing in both types of securities, the Fund attempts to cushion against sharp price movements in both equity and debt securities. The Fund invests primarily in dividend-paying common and preferred stocks. Stocks selected for the Fund generally are expected to produce relatively high levels of income and consistent, stable returns. Although the Fund focuses on the stocks of larger companies with a strong record of paying dividends, it also may invest in companies that have not paid regular dividends. The Fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts. The rest of the Fund's assets are invested in debt securities, generally corporate bonds that are rated investment grade or better. The Fund also may invest up to 15% of its assets in lower-grade debt securities commonly known as "junk bonds," which generally offer higher interest rates, but are riskier investments than investment-grade securities.

INVESCO VIF - FINANCIAL SERVICES FUND

The Fund seeks to make an investment grow. It is aggressively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies involved in the financial services sector. These companies include, among others, banks (regional and money-centers), insurance companies (life, property and casualty, and multiline), and investment and miscellaneous industries (asset managers, brokerage firms, and government-sponsored agencies).

INVESCO VIF - HEALTH SCIENCES FUND

The Fund seeks to make an investment grow. It is aggressively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, health care facilities, and applied research and development of new products or services.

INVESCO VIF - HIGH YIELD FUND

The Fund seeks to provide a high level of current income through investments in debt securities.

It also seeks capital appreciation. The Fund invests in bonds and other debt securities, as well as in preferred stocks. Often, but not always, when stock markets are up, debt markets are down and vice versa. The Fund invests primarily in a diversified portfolio of high yield corporate bonds rated below investment grade, commonly known as "junk bonds," and preferred stock with medium to lower credit ratings. These investments generally offer higher rates of return, but are riskier than investments in securities of issuers with higher credit ratings. The rest of the Fund's assets are invested in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, bank CDs, corporate short-term notes and municipal obligations.

INVESCO VIF - MARKET NEUTRAL FUND

The objective of the Fund is to outperform the return on three-month U.S. Treasury bills regardless of the movements of the broad securities market. The Fund attempts to achieve its investment objective by using a management style known as "market neutral." Under this management style, the Fund constructs two portfolios of common stocks. Each portfolio consists of stocks of approximately 100 large companies that trade on U.S. exchanges. The Fund's investment adviser purchases stocks which it expects will increase in price for one portfolio, and borrows and sells stocks that it expects will decline in price relative to the average owned stock position for the other portfolio.

INVESCO VIF - REAL ESTATE OPPORTUNITY FUND

The Fund seeks to make an investment grow. It also seeks to earn current income. The Fund is aggressively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other instruments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies doing business in the real estate industry, including real estate investment trusts ("REITS"), which invest in real estate or interests in real estate. The companies in which the Fund invests may also include real estate brokers, home builders or real estate developers, companies with substantial real estate holdings, and companies with significant involvement in the real estate industry or other real estate-related companies. A portion of the Fund's assets is not required to be invested in the sector.

INVESCO VIF - SMALL COMPANY GROWTH FUND

The Fund seeks to make an investment grow. It is actively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in small-capitalization companies -- those with market capitalizations of $2 billion or less at the time of purchase. The Fund's investment adviser is primarily looking for companies in the developing stages of their life cycles, which are currently priced below the investment adviser's estimation of their potential, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, and/or structural changes in the economy.

INVESCO VIF - TECHNOLOGY FUND

The Fund seeks to make an investment grow. It is aggressively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in the equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, biotechnology, communications, computers, electronics, Internet, IT services and consulting, software, telecommunications equipment and services, IT infrastructure, networking, robotics and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. A portion of the Fund's assets is not required to be invested in the sector.

INVESCO VIF - TELECOMMUNICATIONS FUND

The Fund seeks to make an investment grow. It also seeks current income. The Fund is aggressively managed. It invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in the equity securities of companies involved in the design, development, manufacture, distribution, or sale of communications services and equipment, and companies that are involved in supplying equipment or services to such companies. The telecommunications sector includes companies that offer telephone services, wireless communications, satellite communications, television and movie programming, broadcasting, and Internet access. A portion of the Fund's assets is not required to be invested in the sector.

INVESCO VIF - TOTAL RETURN FUND

The Fund seeks to provide high total return through both growth and current income. It is actively managed. The Fund invests in a mix of equity securities and debt securities, as well as in options and other investments whose values are based on the values of these securities. Often, but not always, when stock markets are up, debt markets are down and vice versa. By investing in both types of securities, the Fund attempts to cushion against sharp price movements in both equity and debt securities. The Fund invests primarily in common stocks of companies with a strong history of paying regular dividends. The Fund also invests in debt securities, including obligations of the U.S. government and government agencies. The remaining assets of the Fund are allocated among these and other investments at the fund's investment adviser's discretion, based upon current business, economic and market conditions.

INVESCO VIF - UTILITIES FUND

The Fund seeks to make an investment grow. It also seeks current income. The Fund is aggressively managed. The Fund invests primarily in equity securities that its investment adviser believes will rise in price faster than other securities, as well as in options and other instruments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies that produce, generate, transmit or distribute natural gas or electricity, as well as in companies that provide telecommunications services, including local, long distance and wireless, and excluding broadcasting. A portion of the Fund's assets is not required to be invested in the sector.

INVESTMENT ADVISER FOR THE UNDERLYING FUNDS
--------------------------------------------------------------------------------

INVESCO FUNDS GROUP, INC. ("INVESCO"), located at 7800 East Union Avenue, Denver, Colorado, is the investment adviser for each of the Underlying Funds. INVESCO was founded in 1932 and manages over $35.9 billion for more than 2,798,779 shareholder accounts in 45 INVESCO mutual funds. INVESCO performs a wide variety of other services for the Underlying Funds, including administrative and transfer agency functions (the processing of purchases, sales and exchanges of Fund shares). INVESCO is a subsidiary of AMVESCAP PLC.

MIXED AND SHARED FUNDING ARRANGEMENTS. In addition to the Separate Account, shares of the Underlying Funds may be sold to separate accounts of a number of different insurance companies, some of which may be affiliated. Those insurance company separate accounts may offer variable annuity contracts, variable life insurance policies, or both.

The Board of Directors (or Trustees) of each Underlying Fund is responsible for monitoring that Fund for the existence of any material irreconcilable conflict between the interests of participants in all separate accounts that invest in the Fund. The Board must determine what action, if any, the Underlying Fund should take in response to an irreconcilable conflict. If we believe that a response does not sufficiently protect our Owners, we will take appropriate action, and we may modify or reduce the Subaccounts available to you.

--------------------------------------------------------------------------------
                              CHARGES YOU WILL PAY
--------------------------------------------------------------------------------
NO SALES CHARGES OR WITHDRAWAL FEES
--------------------------------------------------------------------------------

We do not deduct sales charges when you make a Contribution to the Contract, nor do we deduct surrender or withdrawal fees when you withdraw amounts from the Contract. However, if you are not 59 1/2 , federal tax penalties may apply to the taxable portion of amounts withdrawn or distributed.

NO SEPARATE ACCOUNT AND INSURANCE CHARGES
--------------------------------------------------------------------------------

There are no separate account or insurance "mortality and expense risk" charges deducted from your Contract.

EXPENSES OF THE UNDERLYING FUNDS
--------------------------------------------------------------------------------

Owners and the Subaccounts do not directly pay the advisory fees and other expenses of the Underlying Funds. These fees and expenses are deducted by the Underlying Funds and will impact the value of the shares the Subaccounts own. You should refer to "Table of Annual Expenses" in this Prospectus, which shows the expenses of the Underlying Funds for the most recent calendar year. Each Underlying Fund's prospectus, which can be viewed at our Website, contains a complete description of the Underlying Fund's fees and expenses.

PREMIUM TAXES
--------------------------------------------------------------------------------

We currently do not deduct state premium taxes from Contributions, unless required by state law. If the Annuitant elects an annuity benefit, we will deduct any applicable state premium taxes from the amount available for the annuity benefit. We reserve the right, however, to deduct all or a portion of the amount of any applicable taxes, including state premium taxes, from Contributions prior to their allocation among the Subaccounts. Currently, most state premium taxes range from 2% to 4%.

INCOME TAXES
--------------------------------------------------------------------------------

Although we do not currently deduct any charge for income taxes or other taxes that may be attributable to the Separate Account or your Contract, we reserve the right to do so in the future.

--------------------------------------------------------------------------------
               WHO MAY PURCHASE A CONTRACT AND MAKE CONTRIBUTIONS
--------------------------------------------------------------------------------
PURCHASE OF A CONTRACT; PARTICIPATION
--------------------------------------------------------------------------------

We issue Contracts to individuals and to groups. An individual's participation in a group Contract will be evidenced by a "certificate." For purposes of this Prospectus, the term Contract includes certificates. Each purchaser must complete the online Contract application at our Website (unless your state requires a manually signed application) and make an initial Contribution of at least the minimum required amount. You must be at least 18 years of age and younger than 91 years of age to be eligible to purchase the Contract.

A person to whom we issue a Contract, even if the person names someone else as the Annuitant, is the owner of the Contract and will possess all the rights under the Contract.

ACCEPTANCE OF INITIAL CONTRIBUTIONS. When we receive your completed application, together with an initial Contribution and any other necessary information, we will accept the application and Contribution and issue the Contract, or reject them, within two business days of receipt. If you did not properly complete the application, we will retain the Contribution for up to five business days while we attempt to obtain the information necessary to complete the application.

We will accept the Contribution within two business days after we receive the completed application.

If we do not receive a completed application for you within five business days, we will return the Contribution at the end of that period unless we obtain your consent to hold the Contribution for a longer period.

CANCELLATION OF CONTRACT. You may surrender a Contract for cancellation within ten days after we place the Contract in your Personal File by executing a Contract Cancellation form through our Website. The ten day period may be extended as required by law in some states. Transfers between Subaccounts are not permitted during the ten day period (or longer, if required by state law). If you cancel your Contract, we will refund all Contributions you allocated to the General Account, plus your Account Balance in the Separate Account on the date of surrender. Several states, however, require that the amount of Contributions be refunded without deductions, and you should consult the Contract for applicable provisions.

PAYMENT OF CONTRIBUTIONS
--------------------------------------------------------------------------------

You may make Contributions directly to us. We will not accept Contributions on or after your 91st birthday. The minimum initial contribution is $50,000. Thereafter, you may make Contributions at whatever intervals and in whatever amounts you select, except that each additional Contribution must be at least $100. (From time to time we may change these minimums.). We limit the total Contributions under one Contract to $1,000,000, although you may either go to our Website and click on "Contact Us" for secure online correspondence or send us an e-mail at service@americanlifeny.com to request consideration of larger amounts. Contributions may also be limited by various laws or prohibited by us for all Annuitants under the Contract.

SYSTEMATIC CONTRIBUTIONS
--------------------------------------------------------------------------------

Our Systematic Contributions program allows you to pre-authorize monthly or quarterly withdrawals from your checking account to make your Contributions. You can enroll in the program, revise your participation in the program or change the bank account from which Contributions will be made through our Website. You or we may end your participation in the program with 30 days' notice. We may end your participation if your bank declines to make any payment. The minimum amount for Systematic Contributions is $100 whether you choose the monthly or quarterly mode.

ALLOCATION OF CONTRIBUTIONS
--------------------------------------------------------------------------------

You may allocate Contributions among the Subaccounts and the General Account.

We will allocate a Contribution when we receive it according to the instructions we currently have on file for you. You can view your current allocation instructions through our Website. Your Contribution is deemed received by us on the day of receipt if that day is a Valuation Day and we receive the Contribution by close of business on the New York Stock Exchange (NYSE)

(currently 4:00 p.m. ET), otherwise your Contribution is deemed received on the next Valuation Day.

You may change your allocation instructions for future Contributions from time to time. You can do this by entering it on our Website. Your allocation instructions must specify the percentage, in any whole percentage from 0% to 100%, of each Contribution to be allocated to each of the Subaccounts or the General Account. The percentages you give us must add up to 100%. You should periodically review your allocations in light of market conditions and your retirement plans and needs.

--------------------------------------------------------------------------------
                   HOW TO CONTACT US AND GIVE US INSTRUCTIONS
--------------------------------------------------------------------------------
CONTACTING AMERICAN LIFE
--------------------------------------------------------------------------------

If you have questions about your Contract, you should first consult the "Frequently Asked Questions" section of our Website. If we have not answered your question there, you can either go to our Website and click on "Contact Us" for secure online correspondence or e-mail us at service@americanlifeny.com and we will answer as promptly as we can.

You will be able to make all notices, requests and elections required or permitted under the Contracts through our Website.

We may require you to provide certain information to us in paper format. We will notify you when we need paper-based documents by placing a message in your Personal File. For example, we will require an original copy of the Annuitant's death certificate for purposes of paying the death benefit to your Beneficiary. When required, you should send documents in paper form to the following address:

                 The American Life Insurance Company of New York
                             300 Distillery Commons
                                    Suite 300
                           Louisville, Kentucky 40206

SECURITY OF ELECTRONIC COMMUNICATIONS WITH US
--------------------------------------------------------------------------------

Our Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, we may enhance our systems.

You will be required to provide your user ID and password to access account information and perform transactions at our Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and we are not responsible for fraudulent transactions we believe to be genuine according to these procedures.

Accordingly, you bear the risk of loss if unauthorized persons conduct any transaction on your behalf. Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password.

You will be notified by e-mail when confirmations, notices, statements, reports, correspondence or other information is placed in your Personal File. This can help detect if an unauthorized person has used your account without your knowledge. It is your responsibility to review your Personal File and to notify us promptly of any unusual activity.

We only honor instructions from someone logged into our secure Website using a valid user ID and password. We cannot guarantee the privacy or reliability of e-mail, so we will not honor requests for transfers or changes received by e-mail, nor will we send account information through e-mail. All transfers or changes should be made through our secure Website.

If you want to ensure that our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer), you should see "Inviva, Inc." listed as the owner of the server you are connected to. This confirms that you are securely connected to our server.

CONFIRMATION STATEMENTS TO OWNERS
--------------------------------------------------------------------------------

We will send a confirmation statement to your Personal File each time you change your allocation instructions, we receive a new Contribution from you, you transfer any portion of your Account Balance among the Subaccounts or the General Account or you make a withdrawal. The Confirmation for a new Contribution or transfer of Account Balance may be an individual statement or may be part of your next quarterly account statement.

--------------------------------------------------------------------------------
                     YOUR ACCOUNT BALANCE IN THE SUBACCOUNTS
--------------------------------------------------------------------------------
ACCUMULATION UNITS IN SUBACCOUNTS
--------------------------------------------------------------------------------

We use Accumulation Units to represent Account Balances in each Subaccount. We separately value the Accumulation Unit for each Subaccount.

We determine your Account Balance in the Separate Account as of any Valuation Day by multiplying the number of Accumulation Units credited to you in each Subaccount by the Accumulation Unit value of that Subaccount at the end of the Valuation Day.

Investment experience by the Subaccounts does not impact the number of Accumulation Units credited to your Account Balance. The value of an Accumulation Unit for a Subaccount, however, will change as a result of the Subaccount's investment experience, in the manner described below.

CALCULATION OF ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

We determine Accumulation Unit values for the Subaccounts as of the close of business on each Valuation Day (generally at the close of the NYSE). A Valuation Period is from the close of a Valuation Day until the close of the next Valuation Day.

The dollar value of an Accumulation Unit for each Subaccount will vary from Valuation Period to Valuation Period. The Accumulation Unit value of a Subaccount for any Valuation Day is equal to the Accumulation Unit value for the previous Valuation Day multiplied by the ACCUMULATION UNIT VALUE CHANGE FACTOR for that Subaccount on the current day. We determine an ACCUMULATION UNIT VALUE CHANGE FACTOR as follows:

     - First, we take the Subaccount's asset value at the end of the current Valuation Period before any amounts are allocated to or withdrawn from that Subaccount during the current Valuation Period.

     - Then, we divide this amount by the Subaccount's asset value at the end of the previous Valuation Period after any change in the number of Accumulation Units for that Valuation Period.

Generally, this means that we adjust Accumulation Unit values to reflect the investment experience of the Underlying Funds.

ACCUMULATION UNIT VALUES FOR TRANSACTIONS
--------------------------------------------------------------------------------

When you allocate Contributions to a Subaccount or transfer any Account Balance to a Subaccount, we credit Accumulation Units to your Account Balance. When you withdraw or transfer any Account Balance from a Subaccount, we cancel Accumulation Units from your Account Balance.

The Accumulation Unit value for a transaction is the Unit value for the Valuation Period during which we receive the Contribution or request. As a result, we will effect the transaction at the Accumulation Unit value we determine at the NEXT CLOSE of a Valuation Day (generally the close of the NYSE on that business day).

We calculate the number of Accumulation Units for a particular Subaccount by dividing the dollar amount you have allocated to, or withdrawn from, that Subaccount during the Valuation Period by the applicable Accumulation Unit value for that Valuation Period. We round the resulting number of Accumulation Units to two decimal places.

                          TRANSFERS OF ACCOUNT BALANCE
--------------------------------------------------------------------------------

You may transfer all or a portion of your Account Balance among the Subaccounts and between the Separate Account and the General Account. There are no tax consequences to you for transfers.

You may transfer your Account Balance at any time but only through our Website. Please take into account transmittal time, as heavy traffic on the Internet may limit Website availability or Website response. The amount transferred must be at least $100 in total. Your user ID and password are required to effect a transfer. We will honor transfer instructions from any person who provides correct identifying information and we are not responsible for fraudulent transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

All transfers will be confirmed to your Personal File. A transfer request does not change the allocation of current or future Contributions among the Subaccounts and the General Account.

--------------------------------------------------------------------------------
             OUR PAYMENT OF ACCOUNT BALANCE TO YOU OR A BENEFICIARY
--------------------------------------------------------------------------------
YOUR RIGHT TO MAKE WITHDRAWALS, INCLUDING BY SPECIFIED PAYMENTS
--------------------------------------------------------------------------------

You may withdraw your Account Balance, in whole or in part, at any time during the Accumulation Period. A full withdrawal results in the surrender of your Contract. All withdrawals must be made through our Website. We will pay the proceeds of a withdrawal via electronic funds transfer (EFT) to your bank account. We may take up to seven days following receipt of your withdrawal request to process the request. See "Income Tax Consequences of Withdrawals" below.

SPECIFIED PAYMENTS OPTION. If you have reached age 59 1/2, you may elect to make withdrawals of Account Balance by telling us a set amount to be withdrawn each month. You must specify an amount, which may not be less than $100, and must tell us whether withdrawals should be taken from the Subaccounts, the General Account or both. We will send the Specified Payments to you, except that we will send the Specified Payments to the Annuitant if you have named someone else as the Annuitant. We will send Specified Payments to the account designated on our Website via electronic funds transfer (EFT).

When you are receiving Specified Payments, you may not make Contributions. However, you may transfer Account Balance among Subaccounts and the General Account and make other withdrawals during this time.

Specified Payments will continue until the earliest of (a) your death; (b) our receipt of your request through our Website to change or end the Specified Payments; (c) the decline in your Account Balance (or in the General Account or in any Subaccount that you have designated for withdrawals) so that the remaining balance is not large enough to cover the next Specified Payment due; or (d) your Annuity Commencement Date.

INCOME TAX CONSEQUENCES OF WITHDRAWALS. You should consider the possible Federal income tax consequences of any withdrawal, including withdrawals under the Specified Payments Option. You will be taxed at ordinary income tax rates on the portion of your withdrawal that is taxable. You will not be taxed on the amount of any Contributions you made with "after-tax" dollars, but there are special rules under the Code for determining whether a withdrawal, or portion of a withdrawal, will be considered a return to you of after-tax Contributions (see "Federal Tax Information").

PENALTY TAX ON TAXABLE PORTION OF WITHDRAWALS. There is a 10% Federal penalty tax on the taxable amount of withdrawals you make during the Accumulation Period, unless one of the following exceptions applies:

     -    you have reached age 59 1/2,

     -    you are disabled or have died,

     - the distributions are Annuity Payments over your life (or life expectancy) or over the joint lives (or joint life expectancies) of you and the Beneficiary, or

     - in certain other circumstances. Refer to "Federal Tax Information" for a listing of circumstances when the penalty is not due.

HOW TO TELL US AN AMOUNT TO TRANSFER OR WITHDRAW
--------------------------------------------------------------------------------

To tell us the amount of your Account Balance to transfer or withdraw, you may specify to us:

     -    the dollar amount to be taken from each Subaccount and the General
          Account,

     - for the Subaccounts, the number of Accumulation Units to be transferred or withdrawn, or

     - the percentage of your Account Balance in a particular Subaccount or in the General Account to be transferred or withdrawn.

For transfers, you also must specify where you are moving the transferred amount. Your request for a transfer or withdrawal is not binding on us until we receive all information necessary to process your request.

DEATH BENEFIT PRIOR TO ANNUITY COMMENCEMENT DATE
--------------------------------------------------------------------------------

During the Accumulation Period, we will pay a death benefit to your Beneficiary upon your death or, when you are not the Annuitant, upon the death of either you or the Annuitant, whichever comes first.

We will pay the death benefit after we have received:

     -    due proof of your or, if different, the Annuitant's death;

     - notification of election by the Beneficiary(ies) of the form in which we are to pay the death benefit; and

     - all other information and documentation necessary for us to process the death benefit request.

The amount of the death benefit will be the value of your Account Balance as of the date on which we receive the items listed above. (If you were the Annuitant and your Eligible Spouse is the Beneficiary, special rules apply as described below).

FORM OF PAYMENT OF DEATH BENEFIT. The Beneficiary will elect the form of death benefit. Payout options include a lump sum or annuity payments, but the Code imposes special requirements on the payment of a death benefit, as described below.

In general, any method of distribution that your Beneficiary selects must comply with one of the following.

(a) FIVE YEAR RULE. The general rule is that we must pay the entire death benefit to the Beneficiary by December 31 of the year that is five years after your death (or the Annuitant's death, if applicable), unless we pay the death benefit in accordance with (b) or (c) below.

(b) LIFE ANNUITY RULE. If a Beneficiary selects a life annuity, the entire death benefit must generally be distributed to the Beneficiary in the form of Annuity Payments that begin within one year of your (or the Annuitant's) death and are payable over a period of time that is not more than the Beneficiary's life or life expectancy, whichever is longer.

(c) BENEFICIARY IS YOUR ELIGIBLE SPOUSE. Your spouse may be able to continue the Contract. When you are the Annuitant, a Beneficiary who is your Eligible Spouse may choose to be considered as the Owner for purposes of determining when distributions must begin. In effect, your spouse can be substituted as the Owner and the death benefit distribution requirements will not apply until the spouse's death.

TERMINATION OF A CONTRACT
--------------------------------------------------------------------------------

We may, in our sole discretion, return your Account Balance and terminate a Contract prior to the Annuity Commencement Date if:

     -    you have not made Contributions for three consecutive years,

     -    your Account Balance is less than $500, and

     -    you have reached the age 59 1/2.

Before we elect to terminate a Contract, we will notify you of our intention to do so by placing a message in your Personal File and provide a period of 90 days during which you may make additional Contributions to reach the specified minimum. We will pay your Account Balance to you in a single sum if we terminate your Contract.

WHEN WE MAY POSTPONE PAYMENTS
--------------------------------------------------------------------------------

We will pay any amounts due from the Separate Account for a withdrawal (including a Specified Payments Option withdrawal), death benefit or termination, and will transfer any amount from the Separate Account to the General Account, within seven days, unless:

     - The NYSE is closed for other than usual weekends or holidays, or trading on that Exchange is restricted as determined by the Commission; or

     - The Commission by order permits postponement for the protection of Owners; or

     - An emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets.

--------------------------------------------------------------------------------
               YOU MAY OBTAIN AN ANNUITY WITH YOUR ACCOUNT BALANCE
--------------------------------------------------------------------------------
AMOUNT OF ANNUITY PAYMENTS
--------------------------------------------------------------------------------

At your Annuity Commencement Date, we will apply your Account Balance to purchase a stream of Annuity Payments (an annuity). Once Annuity Payments have begun, you cannot change the annuity form you have selected nor make Contributions, transfers or withdrawals under the Contract. You may elect to receive your Account Balance by making partial or full withdrawals, including under the Specified Payments option, instead of receiving Annuity Payments. See "Your Right to Make Withdrawals, including by Specified Payments".

We will fix the amount of each Annuity Payment and guarantee payment, according to the form of annuity you select. The amount of the Annuity Payments depends only on the annuity form you choose, the applicable annuity purchase rates and your Account Balance. The life expectancy of the Annuitant(s) is a factor we use in determining the amount of the Annuity Payments, if the form of annuity requires us to make payments for the life of the Annuitant (or joint lives of the Annuitant and joint Annuitant).

We guarantee that the purchase rates we use to determine the amount of Annuity Payments will never be less favorable for you than the guaranteed rates in the Contract.

We will send Annuity Payments directly to the Annuitant's bank account through electronic funds transfer (EFT).

ANNUITY COMMENCEMENT DATE
--------------------------------------------------------------------------------

You must notify us, through our Website, of the Annuity Commencement Date in advance, according to our procedures. You may elect an Annuity Commencement Date that is the first day of any calendar month before the month immediately following your 91st birthday.

AVAILABLE FORMS OF ANNUITY
--------------------------------------------------------------------------------

You may select or change the form of annuity at any time prior to 30 days before your Annuity Commencement Date.

You may choose a form of annuity from the following list. You will be the Annuitant, unless you named someone else as the Annuitant.

TEN YEARS CERTAIN AND CONTINUOUS FORM. This annuity form provides for Annuity Payments to the Annuitant, continuing until the later of the month of the Annuitant's death and the end of 10 years (the certain period). If the Annuitant dies before the end of the 10 year certain period, the Annuitant's Beneficiary will receive the Annuity Payments until the end of the 10 year period. If the Beneficiary dies before the end of the 10 year period, we will pay the commuted value of the remaining Annuity Payments to the payee named by you.

JOINT AND 66 2/3% SURVIVOR LIFE WITH 10 YEAR PERIOD CERTAIN FORM. This annuity form provides a Annuity Payment during the lifetime of the Annuitant and 66 2/3% of that Annuity Payment to the joint Annuitant after the Annuitant's death if the joint Annuitant survives the Annuitant. If both the Annuitant and the joint Annuitant die before the end of the 10 year period, payments continue in the amount last paid until the end of 10 years (the certain period) to the Beneficiary. If a person named as an Annuitant's joint annuitant dies prior to the Annuity Commencement Date, your election of this annuity form is cancelled automatically.

FULL CASH REFUND FORM. This annuity form provides for Annuity Payments to the Annuitant, continuing until the month of the Owner's death. If the aggregate amount of the Annuity Payments that we made to you is less than your Account Balance at the Annuity Commencement Date, we will pay the difference to the Beneficiary. The Beneficiary may elect to receive the amount in a lump sum or as an annuity in the Ten Years Certain and Continuous Form.

We will calculate any commuted value on the basis of compound interest at a rate we determine that is consistent with the interest assumption for the annuity rates we used to determine the Annuity Payments.

In addition to the forms of annuity listed above, we may in our discretion offer additional forms of annuity as of your Annuity Commencement Date. As of the date of this Prospectus, we are offering the following additional forms of annuity and have the right to discontinue offering these forms at any time.

PERIOD CERTAIN AND CONTINUOUS ANNUITY. Same as the Ten Years Certain and Continuous annuity above, except that the period may be for three or five years or for some other period we approve.

JOINT AND SURVIVOR LIFE WITH PERIOD CERTAIN ANNUITY. Same as the Joint and Survivor Life with Period Certain annuity above, except that the percentage to the contingent Annuitant may be 50%, 75% or 100%, rather than 66 2/3%, and the Period Certain may be different, as elected by the Annuitant.

JOINT AND SURVIVOR LIFE ANNUITY. Same as the Joint and Survivor Life With Period Certain annuity above, except that payments will end upon the death of the survivor as between the Annuitant and the contingent Annuitant. There is no guaranteed minimum payment period.

NON-REFUND LIFE ANNUITY. We make a monthly Annuity Payment until the death of the Annuitant. No amount is payable to any contingent Annuitant or Beneficiary.

DEATH BENEFIT AFTER ANNUITY COMMENCEMENT DATE
--------------------------------------------------------------------------------

If an Annuitant (and the joint Annuitant if the form is a joint annuity) dies on or after the Annuity Commencement Date, your Beneficiary will receive the death benefit (if any) provided by the form of annuity under which Annuity Payments were made. See "Available Forms of Annuity" above.

LUMP SUM FOR SMALL ANNUITY PAYMENTS
--------------------------------------------------------------------------------

If the annuity benefit payable would be less than $240 each year, we may elect to pay the present value of the annuity benefit in a single payment to the payee.

--------------------------------------------------------------------------------
                               OUR GENERAL ACCOUNT
--------------------------------------------------------------------------------
SCOPE OF PROSPECTUS
--------------------------------------------------------------------------------

This Prospectus serves as a disclosure document for the variable, or Separate Account, interests under the Contracts. We have not registered the Contracts under the Securities Act of 1933 for allocations to the General Account, nor is the General Account registered as an investment company under the 1940 Act. The staff of the Commission has not reviewed the disclosures in this Prospectus that relate to the General Account. Disclosures regarding the fixed portion of the Contracts and the General Account, however, generally are subject to certain provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION
--------------------------------------------------------------------------------

Amounts that you allocate to the General Account become part of our general assets. Our General Account supports our insurance and annuity obligations. The General Account consists of all of our general assets, other than those in the Separate Account and other segregated asset accounts.

We bear the full investment risk for all amounts that Owners allocate to the General Account. We have sole discretion to invest the assets of the General Account, subject to applicable law. Your allocation of Account Balance to the General Account does not entitle you to share in the investment experience of the General Account.

We guarantee that we will credit interest to Owners' Account Balances in the General Account at an effective annual rate of at least 3%. In our sole discretion, we may credit a higher rate of interest to Account Balances in the General Account, although we are not obligated to credit interest in excess of 3% per year. We will send you notice when we change the current rate. We credit interest daily and compound it annually.

TRANSFERS AND WITHDRAWALS
--------------------------------------------------------------------------------

You may transfer any portion of your Account Balance to or from the General Account and may withdraw any portion of your Account Balance from the General Account prior to the Annuity Commencement Date. See "Your Right to Transfer Among Subaccounts and the General Account" and "Your Right to Make Withdrawals, including by Specified Payments" under "Our Payment of Account Balance to You or a Beneficiary". We have the right to delay transfers and withdrawals from the General Account for up to six months following the date that we receive the transaction request.

--------------------------------------------------------------------------------
                             ADMINISTRATIVE MATTERS
--------------------------------------------------------------------------------
DESIGNATION OF BENEFICIARY
--------------------------------------------------------------------------------

You may designate one or more persons as your Beneficiary(ies). You may change a Beneficiary while you are living, either before or after the Annuity Commencement Date, by executing and sending to us the online "Change of Beneficiary" form, which can found at our Website. The designation or change in designation will take effect when we receive the notice, whether or not you are living at the time we receive it. We will not be liable for any payment or settlement we make before we receive the notice of Beneficiary or change of Beneficiary.

If no Beneficiary designated by you is living at the time of your death during the Accumulation Period or the Annuitant's death, if different, or when the Annuitant dies (and the joint Annuitant, if any dies) during the Annuity Period, we will pay a lump sum or the commuted value of any remaining periodic payments to a Beneficiary or Beneficiaries determined under the Contract.

The Contract lists classes of Beneficiaries in an order of preference. We will pay the surviving family member(s) in the first class of Beneficiaries we find, in this order:

     -    your spouse;

     -    your children;

     -    your parents; and

     -    your brothers and sisters.

If we do not find family members in these classes, we will pay the executors or administrators of your estate.

MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT OF CONTRACTS. You may assign your Contract. Your assignment will not be binding on us until we have recorded it, and an assignment will not apply to payments we make before we record the assignment. We cannot assume any responsibility for the validity or effect of any assignment.

MODIFICATION OR AMENDMENT OF CONTRACTS. Our rights and obligations under a Contract cannot be changed or waived, unless one of our duly authorized officers signs an agreement to the change or waiver. No amendment or endorsement will affect the amount or terms of any Annuity Payments we provide under a Contract that commenced before the amendment or endorsement.

EVIDENCE OF SURVIVAL. When payment of a benefit is contingent upon the survival of any person, we may require that evidence of that person's survival be furnished to us by means satisfactory to us.

MISSTATEMENT OF INFORMATION. If we pay a benefit under a Contract based on information that you or your Beneficiary misstated to us, we will recalculate the benefit when we learn of the misstatement. We will adjust the amount of the benefit payments, or the amount applied to provide the benefit, or both, to the proper amount we determine based on the corrected information.

If we underpaid benefits due to any misstatement, we will pay the amount of the underpayment in full with the next payment due under the Contract. If we overpaid any benefits due to a misstatement, we will deduct the overpayment to the extent possible from payments as they become due under the Contract. We will include interest on the amount of any underpayments or charge interest on overpayments, at the effective rate then required under State insurance law provisions.

INFORMATION AND DETERMINATION. You must furnish us with the facts and information that we may require for the operation of the Contract including, upon request, the original or photocopy of any pertinent records held by you. We may rely on reports and other information furnished by or on your behalf and are not obligated to inquire as to the accuracy or completeness of such reports and information.

--------------------------------------------------------------------------------
                             FEDERAL TAX INFORMATION
--------------------------------------------------------------------------------

For Federal income tax purposes, the Separate Account is not separate from us, and its operations are considered part of our operations. Under existing Federal income tax law, we do not pay taxes on the net investment income and realized capital gains earned by the Separate Account. We reserve the right, however, to make a deduction for taxes if in the future we must pay tax on the Separate Account's operations.

OBTAINING TAX ADVICE
--------------------------------------------------------------------------------

The description below of the current federal tax status and consequences for Owners under the Contracts does not cover every possible situation and is for information purposes only. Tax provisions and regulations may change at any time. Tax results may vary depending upon your individual situation, and special rules may apply to you in certain cases. You also may be subject to State and local taxes, which may not correspond to the Federal tax provisions.

For these reasons, you or a Beneficiary should consult a qualified tax adviser for complete tax information.

PAYMENTS UNDER ANNUITY CONTRACTS GENERALLY
--------------------------------------------------------------------------------

Section 72 of the Code describes the income taxation of Annuity Payments. We intend that the provisions of Section 72 will apply to payments we make under your Contract.

The general rule is that you must receive a payment under a Contract in order to be subject to income taxation. If you are an individual, you do not include in gross income the interest and investment earnings we credit to your Account Balance until you withdraw or otherwise receive such amounts. If the owner of a Contract is not a natural person, then the owner may be required to include in gross income the interest and investment earnings on amounts under the Contract.

When you receive a distribution or Annuity Payments, all or part of the payments will be taxable to you as ordinary income. An important factor in determining the taxable portion is whether you have an INVESTMENT IN THE CONTRACT, which generally is the amount of after-tax Contributions (not deducted or excluded from gross income) that you have made and not previously withdrawn.

The following are general concepts, and you should refer to the discussions below for your type of Contract.

- If you do not have an investment in the contract, you must include in gross income the entire amount received during the tax year.

- If you do have an investment in the contract, you may be able to exclude from gross income a portion of the Annuity Payments or other distribution received.

- The amount you may exclude from gross income each year represents a partial return of your Contributions that were not tax deductible or excludable when made.

- The exclusion ratio is a method of determining the percentage of a distribution that you may exclude from gross income for a tax year. The percentage you may exclude is calculated by dividing your investment in the contract by your expected return from the Contract.

- The expected return is the present (or discounted) value of the Annuity Payments or other periodic payments we expect to make to you.

DISTRIBUTIONS UNDER A CONTRACT
--------------------------------------------------------------------------------

ANNUITY PAYMENTS. If you begin to receive Annuity Payments, or another form of periodic payments such as an installment method for a fixed period or a fixed amount, you may apply the exclusion ratio method to determine the amount to exclude from gross income for the tax year of the distribution.

After we make Annuity Payments or other periodic distributions for a sufficient period of time, you will receive back all of your investment in the contract. Thereafter, you must include in gross income the entire amount of the Annuity Payments or other periodic distributions, except that an Owner whose Annuity Commencement Date was before January 1, 1987 may continue to use the exclusion ratio method.

WITHDRAWALS. If you make cash withdrawals, you may not use the exclusion ratio and may owe tax on up to the entire amount of the withdrawal. You must include in gross income the amount withdrawn to the extent that the value of the Contract immediately before the withdrawal is greater than your investment in the contract. In effect, you must treat withdrawals as first being withdrawals of the increase in value under the Contract, and you are taxed on the entire amount of interest and earnings under the Contract before you may recover the investment in the contract. A different method may be applicable for withdrawals under Contracts issued on or before August 14, 1982 (see "Obtaining Tax Advice").

LUMP SUM PAYMENTS. If you receive a single lump sum payment, you must include in gross income, for the tax year in which you receive the lump sum, the difference between the amount of the lump sum payment and the amount of your investment in the contract.

PENALTY TAXES FOR WITHDRAWALS
--------------------------------------------------------------------------------

In addition to ordinary income taxation, Section 72 of the Code imposes a penalty tax on premature withdrawals, which are withdrawals before you have reached age 59 1/2. This penalty tax is equal to 10% of the amount of the premature withdrawal that you include in gross income.

WHEN NO PENALTY TAX IS DUE

The taxable amount of a withdrawal you make before you reach age 59 1/2 is not subject to a penalty tax if:

     1.   You have died or become disabled;

     2. The withdrawal is part of a series of substantially equal periodic payments made over your life (or life expectancy) or over the joint lives (or joint life expectancies) of you and the Beneficiary;

     3. The withdrawn amount is attributable to Contributions made prior to August 14, 1982;

     4. The Contract was purchased in conjunction with a plan that meets the requirements of Section 401(a) of the Code or was issued under an IRA (but such payment may be subject to a similar tax applicable to premature distributions from such retirement plans);

     5.   The withdrawal is under an immediate annuity contract; or

     6. The Contract was purchased for an employee by a plan upon its termination, provided the plan met the requirements of Section 401(a) or Section 403(a) of the Code.

For premature payments received under Contracts issued before January 19, 1985, the penalty tax may be only 5% and additional exceptions may apply to certain amounts (see "Obtaining Tax Advice").

ESTATE TAXES; TAX LIABILITY OF BENEFICIARY FOR DEATH BENEFIT
--------------------------------------------------------------------------------

The death benefit payable to your Beneficiary is included in your estate for Federal estate tax purposes in most circumstances. An exception to this rule may apply for a Contract if you did not own or control the Contract at the time of (and for a period before) death. See "Obtaining Tax Advice."

A Beneficiary will not receive a "stepped-up basis" for the increase in value under your Contract over the amount of your Contributions. The gain under a Contract is called "income in respect of a decedent" (IRD), and the Beneficiary may owe income tax at ordinary income rates on the IRD when the Beneficiary receives the death benefit. See "Obtaining Tax Advice." If your estate pays any estate tax on the death benefit, the Beneficiary may be able to credit the estate tax paid against the income tax the Beneficiary owes. A Beneficiary should consult a tax adviser for a complete explanation of the rules that will apply to the Beneficiary's particular situation.

WITHHOLDING ON ANNUITY PAYMENTS AND OTHER DISTRIBUTIONS
--------------------------------------------------------------------------------

We are required to withhold Federal income tax on Annuity Payments and other distributions, such as lump sum distributions or withdrawals. In addition, certain states require us to withhold if Federal withholding is applicable. In some instances, you may elect to have us not withhold Federal income tax.

When you (or a Beneficiary) request withdrawals or Annuity Payments, we will advise you (or your Beneficiary) of possible elections to be made.

We are required to withhold Federal income tax on Annuity Payments and other distributions, such as partial or lump sum withdrawals, unless the recipient has provided us with a valid election not to have Federal income tax withheld. You may, at any time, revoke an election not to withhold. If you revoke an election, we will begin withholding.

We will withhold only against the taxable portion of the Annuity Payments or of the other distributions. The rate we use will be determined based upon the nature of the distribution(s).

     - For Annuity Payments, we will withhold Federal tax in accordance with the Annuitant's withholding certificate. If an Annuitant does not file a withholding certificate with us, we will withhold Federal tax from Annuity Payments on the basis that the Annuitant is married with three withholding exemptions.

     - For most withdrawals, we will withhold Federal tax at a flat 10% rate of the amount withdrawn.

--------------------------------------------------------------------------------
DIVERSIFICATION OF INVESTMENTS
--------------------------------------------------------------------------------

For a Contract to be treated as an annuity for federal income tax purposes, the investments of the Subaccounts must be adequately diversified in accordance with the Code. The diversification requirements do not apply to Individual Retirement Annuity Contracts. If the Separate Account or a Subaccount failed to comply with these diversification standards, a Contract would not be treated as an annuity contract for Federal income tax purposes and the Owner would generally be taxable currently on the excess of the Account Balance over the Contributions to the Contract.

Although we may not control the investments of the Subaccounts or the Underlying Funds, we expect that the Subaccounts and the Underlying Funds will comply with such regulations so that the Subaccounts will be considered "adequately diversified." Owners bear the risk that the entire Contract could be disqualified as an annuity under the Code due to the failure of the Separate Account or a Subaccount to be deemed to be adequately diversified.

OWNER CONTROL
--------------------------------------------------------------------------------

In three Revenue Rulings issued between 1977 and 1982, the Internal Revenue Service held that where a variable annuity contract holder had certain forms of actual or potential control over the investments that were held by the insurance company under the contract, the contract owner would be taxed on the income and gains produced by those investments. We do not believe that an Owner of a Contract will have any of the specific types of control that were described in those Rulings. However, because the current scope and application of these three Revenue Rulings are unclear, we reserve the right to modify the Contract as may be required to maintain favorable tax treatment.

--------------------------------------------------------------------------------
             YOUR VOTING RIGHTS FOR MEETINGS OF THE UNDERLYING FUNDS
--------------------------------------------------------------------------------

We will vote the shares of the Underlying Funds owned by the Separate Account at regular and special meetings of the shareholders of the Underlying Funds. We will cast our votes according to instructions we receive from Owners. The number of Underlying Fund shares that we may vote at a meeting of shareholders will be determined as of a record date set by the Board of Directors or Trustees of the Underlying Fund.

We will vote 100% of the shares that a Subaccount owns. If you do not send us voting instructions, we will vote the shares attributable to your Account Balance in the same proportion as we vote shares for which we have received voting instructions from Owners. We will determine the number of Accumulation Units attributable to each Owner for purposes of giving voting instructions as of the same record date used by the Underlying Fund.

Each Owner who has the right to give us voting instructions for a shareholders' meeting of an Underlying Fund will receive information about the matters to be voted on, including the Underlying Fund's proxy statement and a voting instructions form to return to us. We will send this information to your Personal File and advise you how you can return your voting instructions to us.

We may elect to vote the shares of the Underlying Funds held by our Separate Account in our own discretion if the 1940 Act is amended, or if the present interpretation of the Act changes with respect to our voting of these shares.

--------------------------------------------------------------------------------
                      FUNDING AND OTHER CHANGES WE MAY MAKE
--------------------------------------------------------------------------------

We reserve the right to make certain changes to the Subaccounts and to the Separate Account's operations. In making changes, we will comply with applicable law and will obtain the approval of Owners or regulatory authorities, if required. We may:

-    create new investment funds of the Separate Account at any time;

- to the extent permitted by state and federal law, modify, combine or remove investment funds in the Separate Account;

- transfer assets we have determined to be associated with the class of contracts to which the Contracts belong from one Subaccount to another Subaccount;

- substitute a new portfolio or fund for the Underlying Fund in which a Subaccount invests;

- create additional separate accounts or combine any two or more accounts including the Separate Account;

- transfer assets we have determined to be associated with the class of contracts to which the Contracts belong from the Separate Account to another separate account of ours by withdrawing the same percentage of each investment in the Separate Account, with appropriate adjustments to avoid odd lots and fractions;

- operate the Separate Account as a diversified, open-end management investment company under the 1940 Act, or in any other form permitted by law, and designate an investment advisor for its management, which may be us, an affiliate of ours or another person;

-    deregister the Separate Account under the 1940 Act; and

- operate the Separate Account under the general supervision of a committee, any or all the members of which may be interested persons (as defined in the 1940 Act) of ours or our affiliates, or discharge the committee for the Separate Account.

--------------------------------------------------------------------------------
                   PERFORMANCE INFORMATION FOR THE SUBACCOUNTS
--------------------------------------------------------------------------------

From time to time, we include quotations of a Subaccount's total return in advertisements, sales literature or reports to Owners. Total return figures for a Subaccount show historical performance assuming a hypothetical investment and that amounts under a Contract were allocated to the Subaccount when it commenced operations. Total return figures do not indicate future performance.

     - Total return quotations are expressed in terms of average annual compounded rates of return for all periods quoted and assume that all dividends and capital gains distributions were reinvested.

     - Total return for a Subaccount will vary based on the performance of its Underlying Fund, which reflects (among other things) changes in market conditions and the level of the Underlying Fund's expenses.

--------------------------------------------------------------------------------
                      DEFINITIONS WE USE IN THIS PROSPECTUS
--------------------------------------------------------------------------------

ACCOUNT BALANCE -- The value of an Owner's Accumulation Units in the Subaccounts plus the value of amounts held in the General Account for the Owner, during the Accumulation Period. As used in this Prospectus, the term "Account Balance" may mean all or any part of your total Account Balance.

ACCUMULATION PERIOD -- For an Owner, the period under a Contract when Contributions are made or held for the Owner. The Accumulation Period ends at the Annuity Commencement Date, or the date the Owner withdraws the Account Balance in full before the Annuity Commencement Date.

ACCUMULATION UNIT -- A measure we use to calculate the value of an Owner's interest in each of the Subaccounts. Each Subaccount has its own Accumulation Unit value.

ANNUITANT -- A person who is receiving Annuity Payments or who will receive Annuity Payments after the Annuity Commencement Date. We use the life expectancy of the Annuitant(s) as a factor in determining the amount of Annuity Payments for annuities with a life contingency.

ANNUITY COMMENCEMENT DATE -- The date Annuity Payments become payable under a Contract or become payable as the death benefit for a Beneficiary. An Owner, or a Beneficiary entitled to a death benefit, selects the Annuity Commencement Date. The Owner's Account Balance is used to provide Annuity Payments.

ANNUITY PAYMENTS -- A series of equal payments from us to an Annuitant. The amount of the Annuity Payments will depend on your Account Balance on the Annuity Commencement Date and the form of annuity selected. The Annuity Payments may be for the Annuitant's life, for a minimum period of time, for the joint lifetime of the Annuitant and the Annuitant's joint Annuitant, or for such other specified period as we may permit.

BENEFICIARY(IES) -- The person(s) named by an Owner to receive (1) the death benefit under the Contract if during the Accumulation Period the Owner dies (or if the Owner is not the Annuitant, if the Annuitant dies first), or (2) after the Annuity Commencement Date, any remaining Annuity Payments (or their commuted value) if the Annuitant dies and the joint Annuitant, if any, dies.

CODE -- The Internal Revenue Code of 1986, as amended. Depending on the context, the term Code includes the regulations adopted by the Internal Revenue Service for the Code section being discussed.

CONTRACT(S) - The flexible premium deferred annuity contract (or contracts) described in this Prospectus, or the certificate(s) under a Contract issued on a group basis.

CONTRIBUTIONS -- Amounts contributed from time to time under a Contract during the Accumulation Period.

ELIGIBLE SPOUSE -- The person to whom an Owner or Annuitant is legally married.

GENERAL ACCOUNT -- Assets we own that are not in a separate account, but rather are held as part of our general assets. Amounts you allocate to the General Account earn interest at a fixed rate that we change from time to time

OWNER -- The person to whom we issued a Contract. If a Contract is issued on a group basis, the term "Owner" also refers to the individual whose participation in the group Contract is evidenced by a certificate.

SEPARATE ACCOUNT -- The American Separate Account 5, a separate account established by us to receive and invest deposits made under variable accumulation annuity contracts. The assets of the Separate Account are set aside and kept separate from our other assets.

SUBACCOUNT -- One of the divisions of the Separate Account. Each Subaccount's name corresponds to the name of the Underlying Fund in which it invests.

UNDERLYING FUNDS -- The funds or portfolios in which the Subaccounts invest.

VALUATION DAY -- Each day that the New York Stock Exchange is open for business until the close of the New York Stock Exchange that day.

VALUATION PERIOD -- A period beginning on the close of business of a Valuation Day and ending on the close of the next Valuation Day.

WE, US, OUR -- Refer to The American Life Insurance Company of New York.

WEBSITE - Means our Internet address at http://www.americanlifeny.com. You cannot access our Website directly through this Prospectus as all references to our Internet address are inactive, textual references only.

YOU, YOUR -- Refer to an Owner.

--------------------------------------------------------------------------------
                     OUR STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

The Statement of Additional Information contains more information about the Contract and our operations.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Distribution of the Contracts               Legal Proceedings
Calculation of Accumulation Unit Values     Legal Matters
Yield and Performance Information           Experts
Safekeeping of Separate Account Assets      Additional Information
State Regulation                            Financial Statements
Periodic Reports

HOW TO VIEW THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

The SAI, dated _________, 2001 may be viewed at our Website.

The Securities and Exchange Commission has a website at http://www.sec.gov. You may obtain our Registration Statement for the Contracts, including the SAI, and the Separate Account's semi-annual and annual financial statement reports through the Commission's website. You also may obtain copies of these documents, upon your payment of a duplicating fee, by writing to the Commission's Public Reference Section, Washington, DC 20549-6009.

                                     PART B

                         THE AMERICAN SEPARATE ACCOUNT 5

                       STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
                     VARIABLE ACCUMULATION ANNUITY CONTRACTS
                                    ISSUED BY
                 THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
                          435 HUDSON STREET, 2ND FLOOR
                            NEW YORK, NEW YORK 10014

This Statement of Additional Information (SAI) expands upon subjects we discuss in the current prospectus for the Flexible Premium Deferred Annuity Contracts that we offer through our Website, whose Internet address is http://www.americanlifeny.com. You cannot access our Website directly from this SAI as all references to our Website address in this SAI are inactive, textual references only.

The prospectus to which this SAI relates is available through our Website. The prospectus, dated ________, 2001, contains definitions of various terms, and we incorporate those terms by reference into this SAI. For the definitions of those and other terms used in the SAI, please refer to the prospectus.

This SAI is not a prospectus and you should read it in conjunction with the prospectus for the Contracts.

TABLE OF CONTENTS

Distribution of the Contracts
Calculation of Accumulation Unit Values
Yield and Performance Information
Safekeeping of Separate Account Assets
State Regulation
Periodic Reports
Legal Proceedings
Legal Matters
Experts
Additional Information
Financial Statements

Dated: ____________, 2001

DISTRIBUTION OF THE CONTRACTS

Inviva Securities Corporation (formerly, Concorde Investment Group, Inc.), a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("Distributor"), acts as the principal underwriter of the Contracts. The Distributor's address is 300 Distillery Commons, Suite 300, Louisville, Kentucky 40206. The Distributor is an affiliated person of ours. We offer the Contracts for sale on a continuous basis through the Distributor. All persons engaged in selling the Contracts are our licensed agents and are duly qualified registered representatives of the Distributor.

CALCULATION OF ACCUMULATION UNIT VALUES

When an Owner allocates or transfers Account Balance to a Subaccount, the Owner's interest in the Subaccount is represented by Accumulation Units. Each Subaccount's Accumulation Units have a different value, based on the value of the Subaccount's investment in shares of the related Underlying Fund and the charges, if any, we deduct from the Separate Account. To determine the change in a Subaccount's Accumulation Unit value from the close of one Valuation Day to the close of the next Valuation Day (which we call a Valuation Period), we use an Accumulation Unit Value Change Factor. As described in the prospectus, the Accumulation Unit Value Change Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

(a) equals the asset value of the Subaccount at the end of the current Valuation Period before any amounts are allocated to or withdrawn from that Subaccount during the current Valuation Period, and

(b) equals the asset value of the Subaccount at the end of the preceding Valuation Period after any change in the number of Accumulation Units for that Valuation Period.

YIELD AND PERFORMANCE INFORMATION

BOND SUBACCOUNTS
--------------------------------------------------------------------------------

From time to time, we may include in advertisements, sales literature or shareholder reports quotations of yield of the Subaccounts that invest in Underlying Funds, which, in turn, invest primarily in debt securities. Yield is computed by annualizing net investment income, as determined by the Commission's formula, calculated on a per Accumulation Unit basis, for a recent one month or 30-day period and dividing that amount by the unit value of the Subaccount at the end of the period.

SUBACCOUNT TOTAL RETURN
--------------------------------------------------------------------------------

From time to time, we may include quotations of a Subaccount's total return in advertisements, sales literature or shareholder reports. These performance figures are calculated in the following manner:

A. Average Annual Total Return is the average annual compounded rate of return for the periods of one year, five years and ten years, if applicable, all ended on the date of a recent calendar quarter. In addition, the total return for the life of the Subaccount is given. Total return quotations reflect changes in the price of an Underlying Fund's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Underlying Fund shares. Total return is calculated by finding the average annual compounded rates of return of a hypothetical investment over such periods, according to the following formula (total return is then expressed as a percentage):

T = (ERV/P)(1/n) - 1

Where:

P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

B. Cumulative Total Return is the compound rate of return on a hypothetical initial investment of $1,000 for a specified period. Cumulative total return quotations reflect changes in the value of a Fund's unit values and assume that all dividends and capital gains distributions during the period were reinvested in Fund shares. Cumulative total return is calculated by finding the compound rates of return of a hypothetical investment over such periods, according to the following formula (cumulative total return is then expressed as a percentage):

C = (ERV/P) - 1.

Where:

C = Cumulative Total Return

P = hypothetical initial payment of $1,000

ERV = ending redeemable value: ERV is the value, at the end of the applicable period, of a hypothetical $1,000 investment made at the beginning of the applicable period.

In addition to showing performance information for Subaccounts, we may include quotations of an Underlying Fund's total return in advertisements, sales literature or shareholder reports. These performance figures are calculated in the same manner in which a Subaccount's total return is calculated, as described above. Underlying Fund performance may be shown for periods that pre-date the inception of the corresponding Subaccounts.

As of the date of this SAI, the Subaccounts had no Average Annual Total Return or Cumulative Total Return quotations to report because the Separate Account had not commenced operations. When this information becomes available, we will report it in the tables below. Average Annual Total Returns and Cumulative Total Returns were, however, available for the Underlying Funds in which the Subaccounts invest. That information is reported below.

                                   SUBACCOUNT
                           AVERAGE ANNUAL TOTAL RETURN
                       FOR PERIODS ENDED DECEMBER 31, 2000
                                 NOT APPLICABLE

                                                                                LIFE             INCEPTION
SUBACCOUNT                          1 YEAR  5 YEARS           10 YEARS          OF SUBACCOUNT    DATE
----------                          ------  -------           --------          -------------    ----
INVESCO VIF:
Blue Chip Growth
Dynamics
Equity Income
Financial Services
Health Sciences
High Yield
Market Neutral
Real Estate Opportunity
Small Company  Growth
Technology
Telecommunications
Total Return
Utilities


                                   SUBACCOUNT
                             CUMULATIVE TOTAL RETURN
                       FOR PERIODS ENDED DECEMBER 31, 2000
                                 NOT APPLICABLE

                                                                                LIFE             INCEPTION
SUBACCOUNT                          1 YEAR  5 YEARS           10 YEARS          OF SUBACCOUNT    DATE
----------                          ------  -------           --------          -------------    ----
INVESCO VIF:
Blue Chip Growth
Dynamics
Equity Income
Financial Services
Health Sciences
High Yield
Market Neutral
Real Estate Opportunity
Small Company  Growth
Technology

Telecommunications
Total Return
Utilities

                                 UNDERLYING FUND
                           AVERAGE ANNUAL TOTAL RETURN
                       FOR PERIODS ENDED DECEMBER 31, 2000

                                                                                LIFE             INCEPTION
UNDERLYING FUND                     1 YEAR  5 YEARS           10 YEARS          OF FUND          DATE
---------------                     ------  -------           --------          -------          ----
INVESCO VIF:
Blue Chip Growth
Dynamics
Equity Income
Financial Services
Health Sciences
High Yield                                  [TO BE COMPLETED BY AMENDMENT]
Market Neutral
Real Estate Opportunity
Small Company  Growth
Technology
Telecommunications
Total Return
Utilities


                                 UNDERLYING FUND
                             CUMULATIVE TOTAL RETURN
                       FOR PERIODS ENDED DECEMBER 31, 2000


                                                                                LIFE             INCEPTION
UNDERLYING FUND                     1 YEAR  5 YEARS           10 YEARS          OF FUND          DATE
---------------                     ------  -------           --------          -------          ----
INVESCO VIF:
Blue Chip Growth
Dynamics
Equity Income
Financial Services
Health Sciences
High Yield                                  [TO BE COMPLETED BY AMENDMENT]
Market Neutral
Real Estate Opportunity
Small Company  Growth
Technology
Telecommunications
Total Return
Utilities

Performance figures are based on historical earnings and are not guaranteed to reoccur. They are not necessarily indicative of the future investment performance of a particular Subaccount (or Underlying Fund). Total return and yield for a Subaccount will vary based on changes in market conditions and the performance of the Underlying Fund. Unit values will fluctuate so that, when redeemed, they may be worth more or less than their original cost.

When communicating total return to current or prospective Contract owners, we also may compare a Subaccount's figures to the performance of other variable annuity accounts tracked by mutual fund rating services or to unmanaged indices that may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

We hold title to the Separate Account's assets, including shares of the Underlying Funds. We maintain records of all purchases and redemptions of Underlying Fund shares by each of the Subaccounts.

STATE REGULATION

We are subject to regulation by the New York State Superintendent of Insurance ("Superintendent") as well as by the insurance departments of all the other states and jurisdictions in which we do business.

We must file with the Superintendent an annual statement on a form specified by the National Association of Insurance Commissioners. We also must file with New York and other states a separate statement covering the separate accounts that we maintain, including the Separate Account. Our books and assets are subject to review and examination by the Superintendent and the Superintendent's agents at all times. The Superintendent makes a full examination into our affairs at least every five years. Other states also may periodically conduct a full examination of our operations.

The laws of New York and of other states in which we are licensed to transact business specifically provide for regulation and supervision of the variable annuity activities of life insurance companies. Regulations require certain contract provisions and require us to obtain approval of contract forms. State regulation does not involve any supervision or control over the investment policies of the Separate Account, or the selection of investments therefor, except for verification that any such investments are permissible under applicable law. Generally, the states in which we do business apply the laws of New York in determining permissible investments for us.

PERIODIC REPORTS

Prior to your Annuity Commencement Date, we will provide you, at least quarterly, with a statement as of a specified date covering the period since the last statement. We will notify you by e-mail that we have placed the statement in your Personal File. The statement will set forth, for the covered period:

     (1)  The amount of Contributions paid under the Contract, including

          - the allocation of contributed amounts to the Separate Account and the General Account;

          -    the date the Contribution was made; and

          -    the date the amount was credited to your account.

     (2) The number and dollar value of Accumulation Units credited to you in each Subaccount;

     (3)  The value of Contributions made to the General Account; and

     (4) The total amounts of all withdrawals and transfers from each Subaccount and the General Account.

The statement we provide you also will specify your Account Balance available to provide a periodic benefit, cash return or death benefit. We will transmit to Contract owners, at least semi-annually, reports concerning each Underlying Fund.

LEGAL PROCEEDINGS

We are engaged in litigation of various kinds, which in our judgment is not of material importance in relation to our total assets. The Separate Account is not a party to any pending legal proceedings.

LEGAL MATTERS

All matters of applicable state law pertaining to the Contracts, including our right to issue the Contracts, have been passed upon by John R. McGeeney, Esq, General Counsel of The American Life Insurance Company of New York. Certain legal matters relating to Federal securities laws applicable to the Contracts have been passed upon by the law firm of Morgan, Lewis & Bockius LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, our independent public accountants, have audited the financial statements included in this Statement of Additional Information, as indicated in their reports relating to the statements. We have included the reports of Ernst & Young LLP in reliance upon the authority of the firm as experts in giving such reports.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, concerning the Contracts. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information or in the current Prospectus for the Contracts. Statements contained herein concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of those documents, reference should be made to the materials filed with the Commission. The Commission has an Internet web site at http://www.sec.gov, or you may write to the Commission's Public Reference Section, Washington, DC 20549-6009 and obtain copies upon payment of a duplicating fee.

FINANCIAL STATEMENTS

No financial statements are included for The American Separate Account 5 because as of the date of this SAI the Separate Account had no financial information to report.

          [AMERICAN LIFE FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT]

                            PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

The financial statements for The American Life Insurance Company of New York for 2000 to be filed by amendment.

(b) EXHIBITS

(1) Copy of Resolution of the Board of Directors of The American Life Insurance Company of New York establishing The American Separate Account 5.

(2)  Not Applicable.

(3)  Form of Distribution Agreement to be filed by amendment.

(4) (a) Form of individual flexible premium deferred variable annuity contract.

     (b) Form of group flexible premium deferred variable annuity contract to be filed by amendment.

(5) (a) Form of application for individual flexible premium deferred variable annuity contract.

     (b) Form of application for group flexible premium deferred variable annuity contract to be filed by amendment.

(6) (a) Amended and Restated Articles of Incorporation of The American Life Insurance Company of New York to be filed by amendment.

     (b) Amended and Restated By-laws of The American Life Insurance Company of New York to be filed by amendment.

(7)  Not Applicable.

(8) Form of Participation Agreement Among The American Life Insurance Company of New York, INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. to be filed by amendment.

(9) Opinion and consent of John R. McGeeney, Esq., General Counsel of Inviva, Inc. regarding the legality of the securities being registered to be filed by amendment.

(10) (a)  Consent of Morgan Lewis & Bockius LLP to be filed by amendment.

     (b)  Consent of Ernst & Young LLP to be filed by amendment.

(11) Not Applicable.

(12) Not Applicable.

(13) Schedule for computation of performance quotations to be filed by amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The name, position and business address of each executive officer and director of The American Life Insurance Company of New York are set forth below.

                           Positions and
Name                       Offices with Depositor    Business Address
-----------------------    ----------------------    -----------------------------------------
David Smilow               Co-Chairman of the Board  435 Hudson Street, 2nd Floor
                           Chief Executive Officer   New York, NY  10014

Tracey Hecht               Co-Chairman of the Board  435 Hudson Street, 2nd Floor
                           President                 New York, NY  10014

Peter Bach                 Director                  Memorial Sloan-Kettering Cancer Center
                                                     Schwartz 730
                                                     1275 York Avenue
                                                     New York, NY  10021

Dean Kehler                Director                  CIBC World Markets
                                                     425 Lexington Avenue, 3rd Floor
                                                     New York, NY  10017

Robert Jefferson           Director                  ACE INA Holdings
                                                     Two Liberty Place
                                                     1601 Chestnut Street TL56C
                                                     Philadelphia, PA  19103

Tim Ward                   Director                  Gerling E&L
                                                     Lebensversicherungs-AG
                                                     Hans-Bredow-StraBe 1
                                                     65173 Wiesbaden  Germany

Philip Galanes             Director                  Golden Books
                                                     888 7th Avenue
                                                     New York, NY  10106

                           Positions and
Name                       Offices with Depositor    Business Address
-----------------------    ----------------------    -----------------------------------------
Laurence Greenberg         Director                  The Oysterhouse Group, LC
                                                     113 Park Avenue. Suite 101
                                                     Fall Church, VA  22046

Thomas Leaton              Director                  Accenture
                                                     One Freedom Square
                                                     11951 Freedom Drive
                                                     Reston, VA  20190-5651

Mark Singleton             Chief Financial Officer   435 Hudson Street, 2nd Floor
                                                     New York, NY  10014

David Ferguson             Chief Operating Officer
                           and Chief Technology      300 Distillery Commons, Suite 300
                           Officer                   Louisville, KY  40206

John R. McGeeney           General Counsel           300 Distillery Commons, Suite 300
                                                     Louisville, KY  40206

Martin Catron              Controller                435 Hudson Street, 2nd Floor
                                                     New York, NY  10014

Todd Solash                Director Sales &          435 Hudson Street, 2nd Floor
                           Marketing                 New York, NY  10014

Craig Shigeno              Chief Actuary             300 Distillery Commons, Suite 300
                                                     Louisville, KY  40206

Mary Kaczmarek             Chief Sales Officer       435 Hudson Street, 2nd Floor
                                                     New York, NY  10014

Tom McWilliams             Chief Underwriting        435 Hudson Street, 2nd Floor
                           Officer                   New York, NY  10014

Bill Nutting               Chief Strategy & Business 435 Hudson Street, 2nd Floor
                           Development Officer       New York, NY  10014

Craig A. Hawley            Secretary                 300 Distillery Commons, Suite 300
                                                     Louisville, KY  40206

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The American Life Insurance Company of New York, the depositor, is a wholly-owned subsidiary of Lifco Holdings, Inc., a Delaware corporation, which, in turn, is a wholly-owned subsidiary of Inviva, Inc., a Delaware corporation. Inviva, LLC, a California limited liability company, controls approximately 75% of the voting interests in Inviva, Inc. David Smilow and Tracey Hecht, directly and/or indirectly, control Inviva, LLC.

Inviva Securities Corporation, a Delaware corporation, the distributor of the Contracts, is a wholly-owned subsidiary of Inviva, Inc.

ITEM 27. NUMBER OF HOLDERS OF SECURITIES

As of the date of the filing of this Registration Statement, there were no holders of securities.

ITEM 28.  INDEMNIFICATION

Set forth below are pertinent provisions of Article IX of the Amended and Restated By-Laws of The American Life Insurance Company Of New York, which relate to indemnification.

         SECTION 1. (a) The Company shall to the fullest extent permitted by law indemnify any person made, or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which any Company person served in any capacity to procure a judgment in its favor against any such person serving them in any capacity at the request of the Company, by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company in any capacity for another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against judgments, fines amounts paid in settlement and reasonable expenses, including attorneys' fees actually and reasonably incurred by the person in connection with such action, suit or proceeding, or any appeal therein, if the person acted in good faith and for a purpose which the person necessarily believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe said conduct was unlawful.

         (b) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and for a purpose which the person reasonably believed to be in, or, in the case of service for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that such conduct was unlawful.

         (c) The Company shall to the fullest extent permitted by law indemnify any person made, or threatened to be made, a party to an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director or officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by the person in connection with the defense or settlement of such action, or in connection with an appeal therein, if such Director, officer, employee or agent acted, in good faith and for a purpose which the person reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Company, except that no indemnification under this subsection shall be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion or the settlement amount and expenses as the court deems proper.

         (d) For purposes of this Section, the Company shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of the person's duties to the Company also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Company.

         SECTION 2. A person who has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 of this Article or in defense of any claim, issue or matter therein, shall be entitled to indemnification as authorized in Section 1 without the necessity of any determination of the nature described in Section 3.

         SECTION 3. In cases not covered by Section 2, any indemnification under Section 1 of this Article or as otherwise permitted (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in said Section 1 or as otherwise permitted. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding.

         SECTION 4. Expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company as authorized in this Article, or where indemnification is granted, to repay any amount by which the expenses advanced by the Company exceed the indemnification to which such person is entitled.

         SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled, including without limitation, under any agreement, insurance policy, resolution or otherwise, both as to action in this official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person, provided that no indemnification may be made to or on behalf of any person if a judgment or other final adjudication adverse to the person establishes that the person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the person gained in fact a financial profit or other advantage to which the person was not legally entitled.

         SECTION 6.  The Company may purchase and maintain insurance:

         (a) To indemnify the Company for any obligation which it incurs as a result of the indemnification of any Director, officer, employee or agent under the provisions of this Article.

         (b) To indemnify Directors, officers employees or agents in instances in which they may be indemnified by the Company under the provisions of this Article.

         (c) To indemnify Directors, officers, employees or agents in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article provided the contract of insurance covering such Directors and officers provides, in a manner acceptable to the Superintendent of Insurance, for a retention amount and for coinsurance.

         SECTION 7. No payment of indemnification shall be made under this Article unless a notice has been filed with the Superintendent of Insurance, not less than thirty days prior to such payment, specifying the person or persons to be paid, the amounts to be paid, the manner in which such payment is to be authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

         SECTION 8. The provisions of this Article shall be deemed retroactive and include all acts, as consistent herein with the other sections of this Article IX of the Directors, officers, employees or agents of the Company since the date of incorporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) As of the date of the filing of this Registration Statement, Inviva Securities Corporation did not act as principal underwriter, depositor, sponsor or investment adviser for any investment company other than as principal underwriter for The American Separate Account 5.

(b) The name and position of each senior officer and director of Inviva Securities Corporation are as follows (unless otherwise noted, the business address of all officers and directors is 300 Distillery Commons, Suite 300, Louisville, KY 40206):

Name                                Positions and Offices
-------------------        ---------------------------------
John R. McGeeney           Director, President, General Counsel
                           and Secretary

Edward J. O'Brien, IV      Director and Chief Financial Officer

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Each account, book, or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder is maintained by The American Life Insurance Company of New York c/o Inviva, Inc., 300 Distillery Commons, Suite 300, Louisville, KY 40206.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include in connection with any application to purchase a contract offered by the prospectus (1) in the case of an application available on the registrant's website, a hyperlink to the Statement of Additional Information and (2) in the case of an application available in paper form, a space that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that the fees and charges to be deducted under the contract, in the aggregate, are reasonable in relation to the services to be rendered, the expenses expected to be incurred, and the risks to be assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, the State of New York, the 1st day of June 2001.

                                         THE AMERICAN SEPARATE ACCOUNT 5
                                         (Registrant)

                                         THE AMERICAN LIFE INSURANCE COMPANY OF
                                         NEW YORK
                                         (Depositor)

                                         By:     /s/ David Smilow
                                               --------------------------------
                                               Name: David Smilow
                                               Title: Co-Chairman of the Board
                                                      Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities indicated.

SIGNATURE                           TITLE                                      DATE
---------------------------         ------------------------------------       ------------------
/s/ David Smilow                    Co-Chairman of the Board and               June 1, 2001
---------------------------         Chief Executive Officer
Name: David Smilow

/s/ Tracey Hecht                    Co-Chairman of the Board and               June 1, 2001
---------------------------         President
Name: Tracey Hecht

                                    Director                                   June ____, 2001
---------------------------
Name: Peter Bach

/s/ Dean Kehler                     Director                                   June 1, 2001
---------------------------
Name: Dean Kehler

/s/ Robert Jefferson                Director                                   June 1, 2001
---------------------------
Name: Robert Jefferson

/s/ Tim Ward                        Director                                   June 7, 2001
---------------------------
Name: Tim Ward

/s/ Philip Galanes                  Director                                   June 5, 2001
---------------------------
Name: Philip Galanes


/s/ Laurence Greenberg              Director                                   June 1, 2001
---------------------------
Name: Laurence Greenberg

/s/ Thomas Leaton                   Director                                   June 4, 2001
---------------------------
Name: Thomas Leaton

/s/ Mark Singleton                  Chief Financial Officer                    June 1, 2001
---------------------------
Name:    Mark Singleton

                                  EXHIBIT LIST

(1) Copy of Resolution of the Board of Directors of The American Life Insurance Company of New York establishing The American Separate Account 5.

(4)(a)   Form of individual flexible premium deferred variable annuity contract.

(5)(a) Form of application for individual flexible premium deferred variable annuity contract.